Redgate Media Group
8th Floor, CITIC Building, Tower B
19 Jianguomenwai Street, Chaoyang District
Beijing 100004, People’s Republic of China
April 21, 2010
Securities and Exchange Commission,
     100 F Street, N.E.,
          Washington, D.C. 20549,
               U.S.A.

Re:	Redgate Media Group
Registration Statement on Form F-1
(File No. 333-164983)
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the undersigned Registrant hereby requests withdrawal of its registration statement on Form F-1 (File No. 333-164983), as initially filed on February 19, 2010 and amended on March 9, 2010, March 15, 2010, March 23, 2010 and March 29, 2010, respectively (as amended, the “Registration Statement”). The Registration Statement has not been declared effective. No securities have been issued or sold pursuant thereto.
     In light of the current market conditions for initial public offerings, the Registrant has determined not to proceed at this time with the offering contemplated by the Registration Statement and is requesting withdrawal of the Registration Statement. The Registrant hereby informs the staff of the Securities and Exchange Commission that it may undertake a subsequent private offering in reliance upon Rule 155(c) under the Act, although it currently has not made any specific plan.
     The Registrant understands that, under Rule 457(p) under the Act, the aggregate filing fee of $3,843.52 previously paid by the Registrant in connection with the Registration Statement may be offset against the total filing fee due for a subsequent registration statement or registration statements of the Registrant, a majority-owned subsidiary of the Registrant or a parent of the Registrant that owns more than 50 percent of the Registrant’s outstanding voting securities. The Registrant understands that such fee offset is available until five years after February 19, 2010, the initial filing date of the Registration Statement.
     Pursuant to the requirements of Rule 477 under the Act, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

     Please direct any question you may have concerning this application to Ms. Chun Wei (telephone: (+852) 2826 8666; fax: (+852) 2522 2280) or Liu Fang (telephone: (+86-10) 5923 5965; mobile: (+86-10) 86 135 1105 4459; fax: (+86-10) 5923-5950) of Sullivan & Cromwell LLP, counsel to the Registrant.
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Redgate Media Group
By:	/s/ Peter B. Brack
	Name:	Peter B. Brack
	Title:	Chairman and Chief Executive Officer